Exhibit 99.3

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross issues results of Udinsk and Lobo-Marte project studies

Results reaffirm both projects’ potential to be significant value generators as large, low cost producers

Udinsk adds approximately 3 million ounces to Kinross’ probable mineral reserves

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located at the end of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, November 10, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) today announced the results of a pre-feasibility study (“PFS”) for its Udinsk project in Russia and the feasibility study (“FS”) results for its Lobo-Marte project in Chile.

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to the studies:

“The studies confirmed our view of the Udinsk and Lobo-Marte projects as attractive, high-quality assets with the potential to significantly contribute to our future production at low costs. The results indicate that both projects could generate strong returns and would be excellent additions to our global portfolio of mines.

“Taken together, Udinsk and Lobo-Marte can potentially add 6.7 million ounces to our production profile over their life of mines and, with the addition of 3 million ounces of probable reserves at Udinsk, the projects represent 9.7 million gold ounces of our probable reserve estimates. The projects are in jurisdictions in which we have deep experience and where we have operated effectively for many years. Udinsk can build on our extensive track record of success in Russia, and Lobo-Marte has the potential to be a cornerstone asset in a country with a long and successful history of mining.”

Udinsk pre-feasibility study highlights

The Udinsk PFS reaffirms Kinross’ view of the asset as a low-cost and high-return project, with estimated production increasing compared with initial scoping study forecasts. Udinsk, the Company’s first project on the large Chulbatkan license area, is expected to produce approximately 2 million Au oz. at an average all-in sustaining cost of $580 per Au oz. during a seven year mine life, which includes at least six years of mining and crushing activities plus an additional year of leaching on the heap leach pads. The project has attractive grades, adds approximately 3 million Au oz. to Kinross’ probable mineral reserve estimates and is expected to build on the Company’s more than 25-year track record of operational and developmental success in Russia.

The PFS plans for an open pit mine with a three-stage crush heap leach process flow. Subject to a positive development decision and permitting, construction is expected to commence with early work activities in late 2022, and first production is planned for Q4 2025. A feasibility study is underway and is expected to be completed in Q3 2022.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Udinsk pre-feasibility study estimates
Life of mine production (recovered million Au oz.)	2.0
Life of mine ore processed (million tonnes)	56
Average grade processed (Au g/t)	1.6
Strip ratio	2.2
Average production cost of sales[1,2] (per Au oz.)	$475
Average all-in sustaining costs[1,2] (per Au oz.)	$580
Average recovery rate Au	67%
Average mining cost (per tonne mined)	$2.10
Average processing cost (per tonne)[3]	$5.40
Average G&A costs (million per year)[3]	$43

The PFS has also incorporated environmental considerations as part of the project plan, including the completion of baseline studies and situating infrastructure to minimize environmental impacts and avoid disturbances. The Company also commenced community engagement activities, including meetings with local leaders and Khabarovsk Krai government bodies.

Kinross is continuing to explore the project’s upside potential, including mine plan optimizations for the Udinsk FS. Additional drill data, and design optimizations that include updated recovery data and higher benches, are being analyzed to potentially expand the pit and increase mine life.

In parallel with the FS, the Company is also studying building a power line to connect the project to the regional grid, which could potentially lower life of mine costs, improve project economics, reduce emissions and help enhance power availability in local communities.

The Udinsk PFS mine plan’s estimated internal rate of return (“IRR”) and net present value (“NPV”) at various gold prices are based on pit designs using a $1,200/oz. gold price.

Udinsk IRR and NPV estimates* based on gold price[4]
	Kinross reserve price $1,200/oz.	$1,500/oz.	$1,800/oz.
IRR[5]	11%	20%	27%
NPV[6]	$210 million	$605 million	$930 million

*Key assumptions include: $70/bbl oil price, 70 Russian rouble to the U.S. dollar.

As a result of opportunities incorporated into the project plan to increase production and improve economics, as well as PFS scoping changes and inflationary pressures over the past two years, initial capital cost estimates increased compared with the 2019 preliminary scoping study cost estimate of $500 million. The initial capital cost for the project is now estimated to be $560 million, plus approximately $95 million in contingency7.

1 Throughout this news release, estimated all-in sustaining costs excludes corporate overhead costs. This metric and production cost of sales are non-GAAP measures and are not defined under International Financial Reporting Standards. Refer to the definitions in the “Reconciliation of non-GAAP financial measures” section in the Company’s Q3 2021 MD&A.

2 Production cost of sales and all-in sustaining cost of sales figures incorporate a 1.5% N-Mining net smelter return (“NSR”) royalty.

3 Cost estimates reflect mining for 2026 - 2029.

4 A $10 per barrel change in the price of oil is expected to impact the NPV by approximately $20 million.

5 Calculated from January 1, 2022 and after tax.

6 Based on a 5% discount rate, calculated from January 1, 2022, and after tax.

7 Input costs calculated at Q3 2021. To help offset go-forward inflationary pressures, especially for purchase of mining equipment, early down payments are being considered.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The estimated life of mine sustaining capital is approximately $110 million, and life of mine capitalized stripping is expected to be approximately $120 million, which includes approximately $50 million of pre-stripping in 2025.

For the FS, additional value improvement initiatives will be analyzed to optimize facility standards and requirements, including a potential reduction in capital for roads and the camp. Furthermore, finer crush optimization is being studied to potentially improve overall recovery and economics that may require additional incremental capital.

Udinsk initial capital cost estimates	(millions)
Mine equipment	$140
Site development and infrastructure	$155
Process facilities	$90
Heap leach	$25
Indirect and other	$150
Sub-total	$560
Contingency	$95
Total	$655

As a result of the PFS and after more than 55,000 metres of resource drilling (infill and pit extension) and geotechnical drilling completed at the project, approximately 3 million Au oz. were converted to the probable reserve category from indicated resource estimates.

Udinsk Mineral Reserve and Resource estimates[8] (At October 31, 2021)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Probable Reserves	56,497	1.63	2,964
Indicated Resources	43,373	0.92	1,280
Inferred Resources	4,473	0.71	103

Going forward, Kinross will continue its exploration program on the larger, 450-square-kilometre Chulbatkan license area, including drilling targets on the northeast extension of the Chulbatkan Fault. Exploration work will also include further drilling on targets north of the Udinsk resource pit as well as new targets south of Udinsk delineated after the 2021 summer field exploration season. See Appendix A for a map.

Lobo-Marte feasibility study highlights

The Lobo-Marte feasibility study reaffirms the previous PFS results and the Company’s view of the project as a long-term development option. Lobo-Marte has the potential to be a long-life, cornerstone asset with a large production profile and low costs. The project has a significant probable mineral reserve estimate of 6.7 million Au oz., with attractive grades and a low estimated strip ratio.

8 For more information, see Mineral Reserve and Resource Statements notes on pages eight and nine of this news release.

p. 3 Kinross issues results of Udinsk and Lobo-Marte project studies	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Lobo-Marte feasibility study estimates
Life of mine production (million Au eq. oz.)	4.7
Life of mine ore processed (million tonnes)	160
Average grade processed (Au g/t)	1.3
Strip ratio	2.0
Average production cost of sales (per Au eq. oz.)[1,9]	$470
Average all-in sustaining costs (per Au eq. oz.)[1,9]	$680
Average recovery rate Au	70%
Average mining cost (per tonne mined)[10]	$1.95
Average processing cost (per tonne)	$8.95
Life of mine average G&A costs (million per year)	$30

The project is planned as an open pit, heap leach and SART (Sulphidization, Acidification, Recycling and Thickening) plant operation that will mine the Marte and Lobo deposits in succession, as previously contemplated in the PFS. Project timing would be dependent on permitting and the conclusion of mining at the La Coipa project, which is located approximately 50 kilometres northwest of Lobo-Marte, as the FS plans to utilize water sources that are planned to be used by La Coipa. The Company is continuing to explore opportunities to extend mine life at La Coipa by incorporating adjacent pits into its mine plan, which could affect Lobo-Marte timing.

The FS estimates construction beginning in 2025 at the earliest, with first production expected in 2027, subject to a positive development decision. Lobo-Marte’s mine life is expected to be 16 years, comprised of 14 years of mining and two years of residual processing.

Rigorous FS project planning

An important aspect of the FS included incorporating key environmental and community considerations as part of the project design to better adapt the project to the local environment. Kinross took a rigorous approach to ensure the project is designed to be protective of water resources and local wildlife.

The FS plan, for example, includes a stockpile dome and a covered overland conveyor, compared with the previous plan of a rope conveyor, to reduce the generation of dust. The FS plan also centralized infrastructure, including the SART and crushing plants, to reduce the project’s footprint and improve efficiencies, and has optimized the project design to complement local topography and improve sight lines. Power lines and mine access roads were also relocated to better fit with the local environment. As well, the project plans to use electric shovels and solar power for the camp to reduce emissions.

Kinross also conducted robust baseline studies and is carrying out significant community engagement and outreach as part of the planning process. The Company has had early and continuous dialogue with local Indigenous groups, including community participation in the project’s baseline studies.

Lobo-Marte’s FS mine plan IRR and NPV estimates at various gold prices are based on pit designs using a $1,200/oz. gold price. Since the project also assumes the same pit designs at higher gold prices, the project is expected to realize upside value and increase margins at higher gold prices without increasing stripping or cost estimates, thereby reducing risk and providing downside protection.

9 Production cost of sales and all-in sustaining cost of sales figures are calculated with copper production applied as a by-product credit (see footnote 16) and incorporates a 1.05% NSR royalty (which is capped at $40 million) owned by Sandstorm Gold Royalties.

10 Average mining cost per tonne mined includes capitalized stripping costs (approximately $35 million per year).

p. 4 Kinross issues results of Udinsk and Lobo-Marte project studies	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Lobo-Marte IRR and NPV estimates* based on gold price[11]
	Kinross reserve price $1,200/oz.	$1,500/oz.	$1,800/oz.
IRR[12]	7%	13%	18%
NPV[13]	$180 million	$760 million	$1,330 million

*Key assumptions include: $70/bbl oil price, 800 Chilean peso to the U.S. dollar, and $4.00/lb copper price.

The initial estimated capital cost for the project is $950 million, plus $130 million in contingency, for a total of $1,080 million14, which increased by approximately 8% compared with the previous PFS estimate. The increase was mainly due to a reclassification of some early sustaining costs to initial capital costs.

Lobo-Marte initial capital cost estimates	(millions)
Mine equipment	$110
Site development and infrastructure	$260
Process facilities	$300
Heap leach	$45
Indirect and other	$235
Sub-total	$950
Contingency	$130
Total	$1,080

Sustaining infrastructure costs are expected to average approximately $30 million per year over the 16-year life of the operation, while sustaining capitalized stripping costs are expected to average approximately $35 million per year over 14 years of mining15. Additionally, approximately $50 million of growth capital costs are expected partway through the mine life in order to expand the mine fleet to mine the Lobo pit.

Lobo-Marte’s FS probable reserves increased by approximately 300 Au koz. to 6.7 million Au oz. compared with PFS levels, while indicated resource estimates increased 600 Au koz. to 2.4 million Au oz. versus the PFS. The increases were mainly due to geology model updates completed over the past two years and pit optimization.

11 A $10 per barrel change in the price of oil is expected to impact the NPV by approximately $15 million.

12 Calculated from January 1, 2024 and after tax.

13 Based on a 5% discount rate, calculated from January 1, 2024, and after tax.

14 Input costs calculated at Q3 2021.

15 Included in $1.95 per tonne mining cost.

p. 5 Kinross issues results of Udinsk and Lobo-Marte project studies	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Lobo-Marte Mineral Reserve and Resource estimates[16] (At October 31, 2021)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Probable Reserves	160,702	1.30	6,733
Indicated Resources	99,440	0.74	2,366
Inferred Resources	18,474	0.75	445

The Company is continuing to advance work for its Environmental Impact Assessment submission, as well as related work for project permitting. The permitting process is expected to take approximately three years.

The go-forward decision for Lobo-Marte will depend on a range of factors, including the gold price environment and projections, expected economic returns, and permitting, including water access and usage and wildlife habitat considerations.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

16 For more information, see Mineral Reserve and Resource Statements notes on pages eight and nine of this news release. The Lobo-Marte deposit also contains copper, and the FS contemplates life of mine copper sales of approximately 75 million pounds based on a feed grade of 0.08% Cu and a recovery rate of 30%.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Chulbatkan – Udinsk – Map of the 450-square-kilometre Chulbatkan license area and exploration targets.

N
W
E
S
Amgun
Udinsk Basecamp
Exploration Targets 2021
Legend
Geology
Quaternary sediments
Lower Amur Intrusive Complex. Tonalites, granodiorites
Cretaceous Sediments. Pioneer and Gorinskiy Units
Jurassic Sediments. Volga, Kimmeridgian, Grotowski Units
Chulbatkan Fault
Fault (Main)
Soil anomaly, Au ppm
0.01 - 0.03
0.03 - 0.07
0.07 - 0.1
0.1 - 0.3
0.3 - 0.859
Drillhole Collar
Completed
Planned
Udinsk Resource Pit Shell
Prospect License
Target Areas
Rivers
Contourlines
Roads
Udinsk Camp
0 1 2 3 4
Kilometers

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include future events and opportunities including, without limitation, statements with respect to: our estimates, expectations, forecasts and guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, cost savings, project economics (including net present value and internal rates of return) and other information contained in the feasibility study; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of the project and mining and processing activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, and environmental risks. The words “estimate”, “expect”, “opportunity”, “option”, “plan”, “potential” “schedule”, “study” and “upside” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2021 and our full-year 2020 and third quarter 2021 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Udinsk and Lobo-Marte projects being consistent with the Company’s expectations; (3) political and legal developments in Russia and any jurisdiction in Chile being consistent with current expectations; (4) the exchange rate between the U.S. dollar and the Russian Rouble and Chilean Peso being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production, life of mine and cost forecasts meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company; (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) asset impairment (or reversal) potential, being consistent with the Company’s current expectations; and (11) the completion of further studies including optimization studies and feasibility studies, such as the project FS at Udinsk, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. These uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 30, 2021 and the "Risk Analysis" section of our full-year 2020 and third-quarter 2021 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about Lobo-Marte and Udinsk contained in this news release has been prepared under the supervision of and verified by Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Mineral Reserve and Resource Statements notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property. Mineral reserve estimates are reported in contained units. Mineral resources are reported exclusive of mineral reserves.

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,600 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at October 31, 2021 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”,  “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Industry Guide 7. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to SEC Industry Guide 7 mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (“SEC S-K 1300”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, SEC S-K 1300 replaces the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under SEC S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to SEC S-K 1300 which differs from the requirements of NI 43-101 and the CIM Definition Standards. SEC S-K 1300 includes the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of SEC S-K 1300, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under SEC S-K 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under SEC S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under SEC S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this presentation may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Rounding of values to the 000s may result in apparent discrepancies.

(9) Mineral resources are reported exclusive of mineral reserves.

Source: Kinross Gold Corporation

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